UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For January 11, 2024

Commission File Number: 001-41883

Roma Green Finance Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Address of principal executive offices)

Luk Huen Ling Claire, CEO

Tel: + 852 2529 6878

Email: Claireluk@romagroup.com

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement.

Entry into Underwriting Agreement and Closing of Offering

On January 8, 2024, Roma Green Finance Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), with Spartan Capital Securities, LLC, as representative (the “Representative”) of the underwriters listed on Schedule I thereto (the “Underwriters”). The Underwriting Agreement relates to a firm commitment underwritten public offering (the “Offering”) of 2,449,943 Ordinary Shares are to be issued and sold by the Company and 625,517 Ordinary Shares are to be sold by Top Elect Group Limited, an entity owned and controlled by the Chief Executive Officer of the Company (the “Selling Shareholder”).

On January 11, 2024 the Company closed the Offering. The offering price to the public was $4.00 per share and the Company received gross proceeds of approximately $9,799,772 prior to deducting underwriting discounts, commissions and other related expenses. The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-272555) (the “Registration Statement”) initially filed with the Securities and Exchange Commission on June 9, 2023 and declared effective on December 29, 2023. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “ROMA.”

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 10.1, and is incorporated herein by reference.

Other Events.

Issuance of Press Release

On January 9, 2024, the Company issued a press release announcing the pricing of the Offering and a press release on January 12, 2024 announcing the closing of the Offering, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

The press releases shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

10.1	Underwriting Agreement dated January 8, 2024 between the Company and Spartan Capital Securities, LLC
99.1	Press Release on Pricing dated January 9, 2024
99.2	Press Release on Closing dated January 12, 2024

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2024	ROMA GREEN FINANCE LIMITED

	By:	/s/ Luk Huen Ling Claire
	Name:	Luk Huen Ling Claire
	Title:	Chairlady, Executive Director and Chief Executive Officer